

Mail Stop 3561

August 12, 2009

Via U.S. Mail and Facsimile at 952-351-3080

Daniel J. Murphy
Chairman and Chief Executive Officer
Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, MN 55344-3720

   Re: Alliant Techsystems Inc.
     Form 10-K for the fiscal year ended March 31, 2009
     Filed May 22, 2009
     File No. 001-10582

Dear Mr. Murphy:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Regards,

       Julie F. Rizzo
       Attorney-Adviser